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08031156

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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SEC Mail Processing Section

APR 09 2008

Washington, DC 102

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66438

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: USA Advanced Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Louis Street, NW, Suite 400
(No. and Street)

Grand Rapids	MI	49503
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Frederick Gearhart (888) 860-9560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

333 Bridge Street, N.W. Suite 600	Grand Rapids	MI	49504
(Address)	(City)	(State)	(Zip Code)

PROCESSED
APR 16 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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OATH OR AFFIRMATION

I, Frederick Gearhart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of USA Advanced Planners, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

EVP

Title

Notary Public

MICHAEL E. FRANTZ
Notary Public - Michigan
Kent County
My Commission Expires Oct 13, 2013
Acting in the County of Kent

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

USA Advanced Planners, Inc.

Financial Report
with Additional Information
December 31, 2007

plante moran

USA Advanced Planners, Inc.

Contents

plante moran

Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Independent Auditor's Report

To the Board of Directors
USA Advanced Planners, Inc.

We have audited the accompanying balance sheet of USA Advanced Planners, Inc. as of December 31, 2007 and the related statements of operations, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of USA Advanced Planners, Inc. at December 31, 2007 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

March 31, 2008

USA Advanced Planners, Inc.

Balance Sheet
December 31, 2007

Assets		
Cash (Note 2)	$	111,543
Receivables (Note 6):		
Commissions		131,374
Broker-dealer and clearing organization		2,008
Prepaid expenses:		
Licenses		22,824
Insurance		90,616
Rent		4,440
Office furniture and equipment - Less accumulated depreciation of $6,399		11,136
Other assets:		
Deposits		29,303
NASD membership		155,040
Total assets	$	558,284
Liabilities and Stockholders' Equity		
Liabilities		
Trade accounts payable	$	36,494
Commissions payable (Note 6)		120,014
Clearance account		572
Short-term financing agreement (Note 3)		77,759
Accrued salaries and payroll tax liabilities		12,700
Stockholders' Equity (Notes 4 and 5)		310,745
Total liabilities and stockholders' equity	$	558,284

USA Advanced Planners, Inc.

Statement of Operations
Year Ended December 31, 2007

Revenue	
Commissions	$ 1,800,365
RIA fees	383,154
12B1 fees	40,398
Representative fees	97,394
Other income	51,156
Interest income	9,002
Total revenue	2,381,469
Expenses	
Commissions	2,008,181
Salaries and wages	214,491
Payroll taxes	18,946
Employee benefits	10,436
Insurance:	
Errors and omissions insurance	65,616
Other insurance	7,519
Rent (Note 6)	79,574
Professional fees	123,116
Regulatory and compliance consulting	83,060
Clearing and ticket charges	40,434
NASD fees	38,535
Administrative expenses	36,750
Contract labor	25,275
Licenses and permits	24,877
Miscellaneous expense	15,875
Fees and services charges	9,302
Travel and entertainment	6,894
Postage and delivery	5,216
Conferences	4,650
Depreciation expense	3,891
Maintenance	3,057
Advertising	2,991
Telephone	2,080
State income and franchise taxes	1,651
Office supplies	1,402
Printing and reproduction	1,157
Dues and subscriptions	394
Total expenses	2,835,370
Net Loss	**$ (453,901)**

Statement of Stockholders' Equity
Year Ended December 31, 2007

	Shares of Common Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance - January 1, 2007	10	$ 10	$ 794,080	$ (534,444)	$ 259,646
Contributions of paid-in capital	-	-	505,000	-	505,000
Net loss	-	-	-	(453,901)	(453,901)
Balance - December 31, 2007	10	$ 10	$ 1,299,080	$ (988,345)	$ 310,745

See Notes to Financial Statements.

USA Advanced Planners, Inc.

Statement of Cash Flows
Year Ended December 31, 2007

Cash Flows from Operating Activities		
Net loss	$	(453,901)
Adjustments to reconcile net loss to net cash from operating activities:		
Depreciation expense		3,891
Changes in operating assets and liabilities that (used) provided cash:		
Accounts receivable		(63,234)
Prepaid expenses		(12,426)
Deposits		(3,763)
Compensation payable		85,124
Accounts payable		(89,648)
Clearance account		572
Accrued compensation		(6,155)
Net cash used in operating activities		(539,540)
Cash Flows from Investing Activities - Purchase of property and equipment		(4,730)
Cash Flows from Financing Activities - Capital contributions		505,000
Net Decrease in Cash		(39,270)
Cash - Beginning of year		150,813
Cash - End of year	**$**	**111,543**

Significant noncash financing activities for 2007 include the Company entering into a short-term financing agreement to fund the purchase of errors and omissions insurance premiums for the year.

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

USA Advanced Planners, Inc. (the "Company") is an introducing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company is a Delaware company.

The Company was formed on January 2, 2004 and was in the development stage through December 31, 2005. Calendar year 2006 was the first year during which the Company was considered an operating company.

Due to the nature of its business, the Company's management believes that an unclassified balance sheet more accurately reflects its financial position.

Basis of Presentation - The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, including agency transactions with occasional riskless principal transactions.

Recognition of Revenue - The Company recognizes commission revenue and related clearing expenses on a settlement-date basis as transactions occur.

Commissions Receivable - Commissions receivable result from revenue based on current market prices for services performed. The Company does not provide for an allowance for doubtful accounts as collections have historically been at 100 percent.

Property and Equipment - Property and equipment are recorded at cost. Depreciation is computed by the straight-line method based on estimated useful lives of the related assets. Expenditures for maintenance and repairs are charged to expense as incurred, whereas major additions are capitalized.

Intangible Asset - The cost of the purchase of the Company exceeding the underlying fair value of net assets at the acquisition date has been recorded as NASD membership. It is assessed annually for impairment. If considered impaired, the NASD membership will be reduced to fair value and a corresponding impairment loss will be recognized. Based on management's assessment, there was no change in the NASD membership recorded cost for the year ended December 31, 2007. Management believes the NASD membership has an indefinite life. NASD membership is not amortized for tax purposes.

The impairment test requires the Company to make several estimates relating to fair value, most of which are based on projected future cash flows. The estimates associated with the intangible asset impairment test are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results. Changes in these estimates may result in recognition of an impairment loss in the future.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

Income Taxes - The Company, under the Internal Revenue Code, has elected to be treated as an S Corporation for income tax purposes. Under this election, the stockholders report taxable income and pay any federal income tax personally. Accordingly, no provision for federal income taxes has been recorded by the Company.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

***Accounting for Uncertainty in Income Taxes* (FIN 48)** - In July 2006, the FASB issued FASB Interpretation No. 48 (FIN 48), *Accounting for Uncertainty in Income Taxes*. FIN 48 clarifies the guidance for the recognition and measurement of income tax benefits related to uncertain tax positions in accordance with SFAS No. 109, *Accounting for Income Taxes*. FIN 48 will be effective for the fiscal year beginning after December 15, 2007.

The Company will adopt FIN 48 effective January 1, 2008. Management is currently assessing the potential applicability and impact of this new accounting pronouncement to the Company's financial statements for future reporting periods.

Advertising Costs - Advertising costs are charged to expense as incurred.

Note 2 - Concentrations of Credit Risk

The Company maintains substantially all cash deposits with one financial institution. Deposits are insured by the Federal Deposit Insurance Corporation (FDIC) up to $100,000. The Company has not experienced any losses in such accounts and management does not believe the Company is exposed to any significant credit risk related to cash.

Note 3 - Short-term Financing Agreement

During the year, the Company entered into a short-term agreement with AICCO, Inc. to finance the purchase of a 12-month policy for errors and omissions insurance through Scottsdale Insurance Company. The principal amount financed of $77,759 is due back in 10 monthly payments of $8,128, which includes implied interest at 9.75 percent. The last payment is due on October 1, 2008.

Note 4 - Stockholders' Equity

At December 31, 2007, the Company had 10 shares of capital stock authorized, issued, and outstanding at $1 par value per share.

Note 5 - Net Capital Requirements

The Company is subject to Securities and Exchange Commission (SEC) Uniform Net Capital Rule (15c 3-1) which requires the maintenance of minimum capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital (net capital ratio), both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of ($21,749) and its aggregate indebtedness to net capital ratio was (11) to 1.

Note 6 - Related Party Transactions

The Company rents office space from a related limited liability company. Monthly payments ranging from $184 to $7,200 were paid during the year ended December 31, 2007. Monthly payments varied as square footage used during the year fluctuated. A total of $68,600 was charged to expense under this agreement during the year. The Company is also subject to a cost sharing agreement with this related limited liability company which covers all utilities, janitorial services, and miscellaneous other office expenses. In addition, the Company also rents office space in California from a related California corporation. Monthly payments of $500 were paid during the year ended December 31, 2007. A total of $6,000 was charged to expense under this agreement during the year. Future minimum lease payments of $500 per month are due to the related California corporation until termination of the lease agreement occurs. The agreement does not specify a termination date, only certain circumstances which cause the agreement to terminate. Such events include the dissolution and winding up of the Company and/or breach of the related agreement.

Additionally, the Company reimburses and is reimbursed by a related California corporation and a limited liability company on a monthly basis for costs paid on the Company's behalf plus its monthly rent payment. The total expense the Company reimbursed during the year ended December 31, 2007 was $26,456.

Three representatives, who are stockholders of the Company, generated $586,243 of the Company's commissions revenue during the year ended December 31, 2007. Of the revenue generated, $552,161 was paid out in the form of commission expense to these representatives. At December 31, 2007, the Company had outstanding commissions receivable and payable of $49,247 and $45,054, respectively, related to these three representatives.

Note 6 - Related Party Transactions (Continued)

At December 31, 2007, the Company had outstanding receivables in the amount of $44,135 with USA Wealth Management, a related company.

Note 7 - Management's Plan

As of December 31, 2007, the Company has a retained deficit of $988,345. The stockholders of the Company have committed to continue support the Company and its future operations in the form of equity contributions. Management believes that current plans in place to control costs and increase revenue volume will result in successful future operations and sufficient cash flow to repay its obligations. The estimates associated with management's plans are based on management's judgment and knowledge of current events and actions it may undertake in the future. These estimates may ultimately differ from actual results.

Subsequent to year end, the stockholders of the Company made $90,000 of additional capital contributions. These additional funds were provided to bring the Company into compliance with the net capital requirement as discussed in Note 5.

Additional Information

Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

To the Board of Directors
USA Advanced Planners, Inc.

We have audited the financial statements of USA Advanced Planners, Inc. for the year ended December 31, 2007. Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying computation of net capital under Rule 15c3-1 of the Securities and Exchange Commission and claim for exemption under Rule 15c3-3 are presented for the purpose of additional analysis and are not required parts of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Plante & Moran, PLLC

March 31, 2008

USA Advanced Planners, Inc.

Computation of Net Capital Under Rule 15c 3-1
of the Securities and Exchange Commission
December 31, 2007

Net Capital		
Total stockholders' equity	$	310,745
Deductions:		
Nonallowable assets:		
Commissions - Related party		44,135
Prepaid expenses		117,880
Office furniture and equipment		11,136
CRD daily account		4,303
NASD membership		155,040
Total Net Capital	**$**	**(21,749)**
Aggregate Indebtedness		
Clearance account		$572
Accounts payable		156,508
Accrued compensation		12,700
Short-term financing agreement		77,759
Total Aggregate Indebtedness	**$**	**247,539**
Minimum Net Capital Requirement		
Excess Net Capital	**$**	**16,503**
Excess Net Capital 1,000 Percent	**$**	**5,000**
Total Aggregate Indebtedness Net of Subordinate Debt	**$**	**16,503**
Excess Net Capital at 1,500 Percent	**$**	**(38,252)**
Excess Net Capital at 1,000 Percent	**$**	**(46,503)**
Ratio of Aggregate Indebtedness to Net Capital		**(11) to 1**

Claim for Exemption Under Rule 15c3-3
December 31, 2007

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii). All customer transactions are cleared through another broker-dealer on a fully disclosed basis. The Company was in compliance with the conditions of the exemption at December 31, 2007.

Report on Internal Controls

plante moran

Plante & Moran, PLLC
Bridgewater Place
Suite 600
333 Bridge St. N.W.
Grand Rapids, MI 49504
Tel: 616.774.8221
Fax: 616.774.0702
plantemoran.com

Report on Internal Controls

To the Board of Directors
USA Advanced Planners, Inc.

In planning and performing our audit of the financial statements of USA Advanced Planners, Inc. (the "Company") for the year ended December 31, 2007, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "Commission"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Due to the fact the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

- Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
- Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Board of Directors
USA Advanced Planners, Inc.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on procedures performed, we believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Plante & Moran, PLLC

March 31, 2008

END